                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                              LIFEMARK CORPORATION
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                         (Title of Class of Securities)

                                   561906 10 8
                                 (CUSIP Number)

                               Michael J. Kennedy
                              Lifemark Corporation
                             7600 North 16th Street
                                    Suite 150
                             Phoenix, Arizona 85020
                                 (602) 331-5100
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 10, 2000
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ( ).

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 561906 10 8              13D
_______________________________________________________________________________
1   NAME OF REPORTING PERSONS/S. S. OR
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:

    Richard C. Jelinek
_______________________________________________________________________________
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:  Not Applicable
                                                                        a  (_)
                                                                        b  (_)

_______________________________________________________________________________
3   SEC USE ONLY

_______________________________________________________________________________
4   SOURCE OF FUNDS:

    PF
_______________________________________________________________________________
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
    PURSUANT TO ITEM 2(d) OR 2(e):                                      (_)

_______________________________________________________________________________
6   CITIZENSHIP OR PLACE OF ORGANIZATION:

United States
_______________________________________________________________________________
                    7   SOLE VOTING POWER:
 NUMBER OF
                        673,348
  SHARES            ___________________________________________________________
                    8   SHARED VOTING POWER:
BENEFICIALLY
                        157,922
  OWNED BY          ___________________________________________________________
                    9   SOLE DISPOSITIVE POWER:
   EACH
                        673,348
 REPORTING          ___________________________________________________________
                    10  SHARED DISPOSITIVE POWER:
  PERSON

   WITH:

                        157,922
_______________________________________________________________________________
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

    831,270
_______________________________________________________________________________
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                            (_)

_______________________________________________________________________________
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

    16.1%
_______________________________________________________________________________
14  TYPE OF REPORTING PERSON:

    IN
_______________________________________________________________________________

        This Amendment No. 3 relates to a statement on Schedule 13D originally filed on September 3, 1991 (the original "Statement"), as amended by Amendment Nos. 1 and 2 thereto. This Amendment is being filed electronically via the Securities and Exchange Commission's EDGAR system. Pursuant to the applicable EDGAR rules, this Amendment restates the information contained in the original Statement, as amended by Amendment Nos. 1 and 2 and this Amendment No. 3.

ITEM 1. Security and Issuer

        This statement relates to the common stock, $.01 par value (the "Common Stock"), of Lifemark Corporation, a Delaware corporation (the "Company"), which has its principal executive offices at 7600 North 16th Street, Suite 150, Phoenix, Arizona 85020.

ITEM 2. Identity and Background

        (a): Mr. Jelinek filed the original Statement on Schedule 13D dated September 3, 1991 as an individual. Mr. Jelinek filed Amendment No. 1 to the original Statement dated January 25, 1996, together with certain other persons, including William G. Brown, Jon E.M. Jacoby, Risa Lavizzo-Mourey, Walter J. McNerney, Gail L. Warden, James M. Alland, and Susan P. Dowell (together with Mr. Jelinek, the "Filing Persons"). Appendix A contains biographical information concerning the Filing Persons as of the date of filing Amendment No. 1 to the original Statement and is incorporated herein by reference. As a result of the termination of the Stockholders' Agreement as described in Item 4, none of the Filing Persons were a part of a group with respect to the Company at the time of the filing of Amendment No. 2 to the original Statement. Thus, only Mr. Jelinek filed Amendment No. 2, only Mr. Jelinek is filing this Amendment No. 3, and only Mr. Jelinek will continue to file amendments with respect to the original Statement on Schedule 13D.

        (b) and (c): Mr. Jelinek's business address is c/o Lifemark Corporation, 7600 North 16th Street, Suite 150, Phoenix, Arizona 85020. His principal occupation is as Chairman of the Board and Chief Executive Officer of the Company.

        (d) and (e): During the last five years, Mr. Jelinek has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f): Mr. Jelinek is a citizen of the United States.

ITEM 3. Source and Amount of Funds or Other Consideration

        The shares of the Common Stock reported in this statement were purchased with the personal funds of Mr. Jelinek.

ITEM 4. Purpose of Transaction

        On January 25, 1996, Mr. Jelinek and each of the other Filing Persons entered into a Stockholders' Voting Agreement (the "Stockholders' Agreement") with certain shareholders of Managed Care Solutions, Inc., an Arizona corporation ("MCS"), Ventana Health Systems, Inc., an Arizona corporation ("Ventana"), and Arizona Health Concepts, Inc., an Arizona corporation ("AHC" and, together with MCS and Ventana, the "MCS Companies"). In the Stockholders' Agreement, each of the Filing Persons agreed to vote the shares of Common Stock owned by such person in favor of approval of the Agreement and Plan of Merger dated November 20, 1995 (the "1996 Merger Agreement") among the Company, the MCS Companies, and three wholly owned subsidiaries of the Company (the "Subsidiaries"). The Stockholders' Agreement also provided, among other things, that the Filing Persons would not grant any proxies or dispose of their shares of Common Stock during the term of the Stockholders' Agreement. The Stockholders' Agreement terminated upon the earlier of the termination of the 1996 Merger Agreement or the consummation of the mergers contemplated thereby. The foregoing description of certain terms of the Stockholders' Agreement is qualified in its entirety by reference to the Stockholders' Agreement, a copy of which is Exhibit 2 to this Amendment and incorporated herein by reference.

        Prior to the filing of Amendment No. 1 to the original Statement, the Company had announced a spinoff transaction pursuant to which the managed care business of the Company was separated from the Company's software business. The transaction was effected through a distribution (the "Distribution") to Company stockholders on a pro rata, share for share basis of all of the outstanding shares of a new company to be named Medicus Systems Corporation to which the Company transferred all of its assets and liabilities and ongoing businesses other than those related to its managed care business. Immediately after the Distribution, the Company, which then consisted only of the managed care business, was renamed MCM Managed Care, Inc. ("MCM") and the outstanding shares of MCM were reclassified in a one-for-three reverse stock split in which each three shares of Common Stock outstanding prior to the Distribution became one share of common stock, $.01 par value per share, of MCM ("MCM Common Stock") after the Distribution.

        The 1996 Merger Agreement provided for the mergers (the "1996 Mergers"), after completion of the Distribution, of the Subsidiaries into the MCS Companies, with the MCS Companies becoming wholly owned subsidiaries of MCM. In the 1996 Mergers, shareholders of the MCS Companies received shares of MCM Common Stock representing, in the aggregate, 51% of the MCM Common Stock outstanding immediately after consummation of the 1996 Mergers. As a result of the ownership by Mr. Jelinek (described below) of 6.85 shares of the Company's Voting Preferred Stock, the shares of MCM Common Stock received by shareholders of the MCS Companies represented 49.9% of the voting power with respect to MCM after the 1996 Mergers.

        Pursuant to the 1996 Merger Agreement, two directors of the Company resigned and the size of the board of directors was increased to eight. Upon consummation of the 1996 Mergers, Blaine Bergeson, James Burns, John Lingenfelter and Henry Kaldenbaugh (directors and shareholders of the MCS Companies) were elected as directors of MCM; Walter J. McNerney, previously a director of the Company, served as Chairperson of the Board of Directors of MCM; and Blaine Bergeson and James Burns entered into employment agreements pursuant to which Mr. Bergeson became President and Chief Executive Officer of MCM, and Mr. Burns became Vice Chairman of MCM. The Company's name was changed from MCM to Managed Care Solutions, Inc. upon consummation of the 1996 Mergers.

        The Distribution and reverse stock split, and the 1996 Mergers, were all approved at the Company's annual meeting of stockholders on February 27, 1996, and consummated prior to the opening of business on March 1, 1996. As a result, the Stockholders' Agreement terminated on that date.

        The foregoing description of certain terms of the 1996 Merger Agreement is qualified in its entirety by reference to the 1996 Merger Agreement, which is
Exhibit 1 to this Amendment and is incorporated herein by reference.

        On November 21, 1995, Mr. Jelinek purchased 6.85 shares of Voting Preferred Stock through the partial exercise of an outstanding option to purchase all of the 500 authorized shares of the Company's Voting Preferred Stock. At the time of the filing of Amendment No. 1, the 6.85 shares held by Mr. Jelinek were entitled to an aggregate of 301,400 votes.

        On July 12, 1999, the Company's name was changed from Managed Care Solutions, Inc. to Lifemark Corporation.

        On October 10, 2000, the respective Boards of Directors of UnitedHealth Group Incorporated ("Parent" or "UnitedHealth Group"), Leo Acquisition Corp., a wholly-owned subsidiary of Parent ("Merger Sub") and the Company entered into an Agreement and Plan of Merger (the "2000 Merger Agreement"), whereby Merger Sub will be merged with and into the Company (the "2000 Merger"). At the time the 2000 Merger becomes effective (the "Effective Time"), each share of the Company's Common Stock (other than shares owned by the Company as treasury stock and stock owned by the Parent or any wholly owned subsidiary of Parent or the Company) will be canceled and extinguished and converted automatically into the right to receive that number of shares of common stock of the Parent equal to the "Per Share Price" divided by the "Parent Average Price".

               (i)  The term "Per Share Price" means:

                    (A)  If the Parent Average Price is $95.00 or more, $10.55;

                    (B)  If the Parent Average Price is $88.00 or less, $10.08;
               and

                    (C) If the Parent Average Price is more than $88.00 and less than $95.00, the sum of $10.08 plus the product of

                                   Parent Average Price - $88.00
                    $0.47 X ( _______________________________________ )
                                               $7.00

               (ii) The term "Parent Average Price" means the average closing price per share of Parent Common Stock on the New York Stock Exchange for the ten consecutive trading days ending with and including the second business day preceding the date of the closing of the transactions contemplated by the 2000 Merger Agreement; provided, that if the amount so calculated is more than $113.00, the term "Parent Average Price" shall mean $113.00.

        Notwithstanding the above, if the Parent Average Price is $88.00 or less, Parent may elect that each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than shares owned by the Company as treasury stock, stock owned by the Parent or any wholly owned subsidiary of Parent or the Company and shares held by a holder who has not voted in favor of the 2000 Merger or consented thereto in writing and who has demanded properly in writing appraisal for such shares in accordance with Delaware General Corporate Law) will be canceled and extinguished and be converted automatically into the right to receive from Parent an amount of cash equal to the Per Share Price.

        IN CONNECTION WITH THE 2000 MERGER, UNITEDHEALTH GROUP WILL FILE A REGISTRATION STATEMENT ON FORM S-4 AND OTHER RELEVANT DOCUMENTS WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC") AND THE COMPANY WILL FILE WITH THE SEC A PROXY STATEMENT CONTAINING INFORMATION ABOUT THE 2000 MERGER. INVESTORS AND STOCKHOLDERS OF THE COMPANY WILL BE ABLE TO OBTAIN FREE COPIES OF THESE DOCUMENTS THROUGH THE WEBSITE MAINTAINED BY THE SEC AT http:/www.sec.gov. INVESTORS AND STOCKHOLDERS OF THE COMPANY WILL ALSO BE ABLE TO OBTAIN COPIES OF THE DOCUMENTS FILED BY UNITEDHEALTH GROUP FREE OF CHARGE FROM UNITEDHEALTH GROUP BY MAILING A REQUEST TO UNITEDHEALTH GROUP INCORPORATED, INVESTOR RELATIONS, UNITEDHEALTH GROUP CENTER, 9900 BREN ROAD EAST, MINNETONKA, MINNESOTA 55343,
TELEPHONE: (952) 936-1300. THE PROXY

STATEMENT/PROSPECTUS WILL ALSO BE AVAILABLE TO INVESTORS AND STOCKHOLDERS FREE OF CHARGE FROM THE COMPANY BY MAILING A REQUEST TO LIFEMARK CORPORATION, INVESTOR RELATIONS, 7600 NORTH 16TH STREET, SUITE 150, PHOENIX, ARIZONA 85020,
TELEPHONE: (602) 331-5150.

        On October 10, 2000, Mr. Jelinek entered into a Voting Agreement (the "Voting Agreement") by and among Parent and certain shareholders of the Company. In the Voting Agreement, Mr. Jelinek agreed to vote the shares of Company Common Stock owned by him (whether held directly or beneficially) in favor of approval of the 2000 Merger Agreement and the other transactions contemplated by the 2000 Merger Agreement and all other actions necessary or desirable for the consummation of the 2000 Merger. The Voting Agreement also provides, among other things, that Mr. Jelinek will not vote any shares owned by him (whether held directly or beneficially) in favor of the approval of any (i) acquisition proposal, (ii) reorganization, recapitalization, liquidation or winding up of the Company or any other extraordinary transaction, (iii) corporate action that would frustrate the purposes or prevent or delay the consummation, of the transactions contemplated by the 2000 Merger Agreement; or (iv) other matters related to or connected with the foregoing matters.

        During the term of the Voting Agreement, Mr. Jelinek further agrees to revoke all previous proxies granted with respect to the shares of Company Common Stock he holds; and he grants an irrevocable proxy appointing Parent and each of its designees as his attorney-in-fact and proxy, with full power of substitution, for and in his name, to vote, express, consent or dissent, or otherwise use such voting power in the manner contemplated above. The Voting Agreement terminates upon the earlier of the termination of the 2000 Merger Agreement or the Effective Time. The foregoing description of certain terms of the Voting Agreement is qualified in its entirety by reference to the Voting Agreement, a copy of which is included as Exhibit 3 to this Amendment and is incorporated herein by reference.

        The shares of Common Stock reported in this statement are held for investment purposes. Depending on trading prices of the Common Stock and upon Mr. Jelinek's personal financial position and goals from time to time, Mr. Jelinek may, subject to any applicable statutory or other limitations, purchase additional shares of Common Stock or dispose of shares of Common Stock in the open market, in privately negotiated transactions, or otherwise. Mr. Jelinek retains the right to evaluate his position in the future and change his intent with respect to any future actions.

        Other than as described above, Mr. Jelinek has no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D (although he reserves the right to develop such plans).

ITEM 5. Interest in Securities of the Issuer

        (a) and (b): As of the date of the filing of the original Statement, Mr. Jelinek was the beneficial owner, and had the sole power to vote and dispose of, 2,724,006 shares of Common Stock.

        As of the date of the filing of Amendment No. 1 to the original Statement, each of the Filing Persons were the beneficial owners of, and had the sole power to vote and dispose of (other than shares then subject to exercisable options), the number of shares set forth opposite their name below. Each Filing Person disclaimed beneficial ownership of the shares of Common Stock reported as beneficially owned by the other Filing Persons.

                                              SHARES BENEFICIALLY OWNED                PERCENT OF COMMON STOCK
Richard C. Jelinek                                   1,995,950                                 31.2%
(1)(2)(3)
James M. Alland (2)                                     55,000                                  0.9%
William G. Brown(2)                                    117,260                                  1.8%
Susan P. Dowell(2)                                     108,000                                  1.7%
Jon E.M. Jacoby(2)                                      66,250                                  1.0%
Risa Lavizzo-Mourey(2)                                  8,750                                   0.1%
Walter J. McNerney(2)                                  111,878                                  1.7%
Gail L. Warden(2)                                      108,250                                  1.7%

               (1) Includes 100,000 shares owned by Mr. Jelinek's wife.

               (2) Includes 1,250 shares covered by options held by each of Mr. Jelinek, Mr. Brown, Mr. Jacoby, Mr. McNerney and Mr. Warden, and 8,750, 55,000, and 20,000 covered by options held by Dr. Lavizzo-Mourey, Mr. Alland and Ms. Dowell, which were exercisable within sixty days. At the time of filing Amendment No. 1, such persons disclaimed beneficial ownership of such shares.

               (3) Mr. Jelinek also owned 6.85 shares of the Company's Voting Preferred Stock, with such shares representing an aggregate of 301,400 votes (or approximately 4.5% of the outstanding voting power with respect to the Company.)

        As of the date of the filing of Amendment No. 2 to the original Statement, each of the Filing Persons were the beneficial owners of, and had the sole power to vote and dispose of (other than shares then subject to exercisable options), the number of shares set forth opposite their name below. Each Filing Person disclaimed beneficial ownership of the shares of Common Stock reported as beneficially owned by the other Filing Persons.

                                              SHARES BENEFICIALLY OWNED                PERCENT OF COMMON STOCK
Richard C. Jelinek                                     664,900                                 15.2%
(1)(2)
James M. Alland                                           0                                     0.0%
William G. Brown                                        38,670                                  0.9%
Susan P. Dowell                                         29,333                                  0.7%
Jon E.M. Jacoby                                         21,666                                  0.5%
Risa Lavizzo-Mourey                                       0                                     0.0%
Walter J. McNerney                                      36,876                                  0.8%
Gail L. Warden                                          35,666                                  0.8%

               (1) Includes 33,333 shares owned by Mr. Jelinek's wife.

               (2) Mr. Jelinek also owned 6.85 shares of the Company's Voting Preferred Stock, with such shares representing an aggregate of 100,469 votes (or approximately 2.2% of the outstanding voting power with respect to the Company.)

        As of the date of the filing of this Amendment No. 3, Mr. Jelinek was the beneficial owner of 831,270 shares of Common Stock, with (i) the sole power to vote and dispose of 673,348 shares of Common Stock, and (ii) the shared power to vote and dispose of 157,922 shares of Common Stock.

               (c)  Not applicable.

               (d)  Not applicable.

               (e)  Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer


        The description of the Voting Agreement set forth under Item 4 of this Amendment is incorporated herein by reference.

        Except as set forth above, Mr. Jelinek does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. Material to Be Filed as Exhibits

        Exhibit                                Description
        -------                                -----------
        No.
        ---
          1         1996 Merger Agreement, dated November 20, 1995 among the
                    Company, the Subsidiaries and the MCS Companies
                    (incorporated by reference to Exhibit 2 to the Company's
                    Registration Statement No. 333-558 on Form S-4)

          2 Stockholders Voting Agreement dated January 25, 1996 by and among Richard C. Jelinek, William G. Brown, James M. Alland,
                    Susan P. Dowell, Jon E.M. Jacoby, Risa Lavizzo-Mourey,
                    Walter J. McNerney, Gail L. Warden, John Lingenfelter,
                    M.D., Henry Kaldenbaugh, M.D., Mrs. Geralde Curtis, James A.
                    Burns, Blaine Bergeson and Patrick A. Brennan (incorporated by reference to Exhibit 2 to the original Statement)

        Exhibit                                Description
        -------                                -----------
        No.
        ---
          3         Voting Agreement, dated October 10, 2000, among Parent, Mr.
                    Jelinek and certain other shareholders of the Company

                                   Signatures

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

Dated: October 19, 2000

                                          /s/ Richard C. Jelinek
                                       ----------------------------
                                              Richard C. Jelinek

                                   APPENDIX A

        Biographical information concerning the Filing Persons (as of January 25, 1996) is presented below.

        Richard C. Jelinek, age 58, Chairman of the Board and Chief Executive Officer of the Company, was co-founder of the predecessor of the Company in 1969 and has served as Chief Executive Officer of the Company since its incorporation in December 1984. From 1983 to 1985 he was also Chairman of the Board and Chief Executive Officer of Mediflex Systems Corporation. Prior to founding the predecessor of the Company, Mr. Jelinek was Associate Professor of Industrial Engineering and Hospital Administration and Director, Systems Engineering Group, Bureau of Hospital Administration at The University of Michigan. He has a Ph.D. in Industrial Engineering from The University of Michigan. Mr. Jelinek also serves as a director of Spectra Medical Systems, Inc. He has been a director of the Company since its incorporation in 1984.

        William G. Brown, age 53, is a partner of Bell, Boyd & Lloyd, Chicago, Illinois, counsel to the Company, and has been Secretary and a director of the Company since its incorporation in December 1984. Mr. Brown is also a director of The L.E. Myers Co. Group, Dovenmuehle Mortgage, Inc. and CFC International, Inc.

        Jon E.M. Jacoby, age 57, is Executive Vice President, Chief Financial Officer and member of the Board of Directors of Stephens Group, Inc. Mr. Jacoby is also a director of American Classic Voyages Co., St. Vincent Infirmary Medical Center, SD Leasing, Inc., Southwestern Life Corporation, Pine Bluff Warehouse Company, Systematics, Inc. and Beverly Enterprises, Inc. He was first elected a director of the Company in 1991.

        Risa Lavizzo-Mourey, age 41 is the Class of 1970 Associate Professor of Medicine and Health Care Systems at the University of Pennsylvania and a board certified Internist and Geriatrician. Dr. Lavizzo-Mourey earned her medical degree at Harvard Medical School followed by a Masters of Business Administration at the University of Pennsylvania's Wharton School. After completing a residency in internal medicine at Brigham and Women's Hospital in Boston, Massachusetts, she was a Robert Wood Johnson Clinical Scholar at the University of Pennsylvania. She also held faculty appointments at the Harvard Medical School and Temple University Medical School. Dr. Lavizzo-Mourey has served on numerous Federal advisory committees, including the White House Task Force on Health Care Reform where she co-chaired the Working Group on Quality of Care. She continues to be a consultant to the White House on Health Care Policy. Ms. Lavizzo-Mourey joined the Company Board in April 1994.

        Walter J. McNerney, age 69, is the Herman Smith Professor of Health Policy at the J.L. Kellogg Graduate School of Management, Northwestern University and Chairman of Walter J. McNerney and Associates. From 1978 to 1981, Mr. McNerney was national President of the Blue Cross and Blue Shield Association. Mr. McNerney is Chairman of the Board of McNerney Heintz, Inc. He is also Chairman of the Board of American Health Properties, Inc., and a director of Hanger Orthopaedic Group, Inc., The Hospital Fund, Inc., Hospital Research and Education Trust, Institute for the Future, Institute of Physician Management Relations, National Executive Service Corps., Nellcor Corp., Osteotech Inc., The Stanley Works, Inc., Value Health, Inc. and Ventritex. He was first elected a director of the Company in 1985.

        Gail L. Warden, age 57, is President and Chief Executive officer of Henry Ford Health System, Detroit, Michigan. Mr. Warden is Chairman and Board Member of the American Hospital Association Board of Trustees and a member of the Governing

Council of the Institute of Medicine of the National Academy of Sciences. Mr. Warden is also a director of Comerica Bank Midwest of Detroit, Mental Health Management and American Healthcare Systems. In addition, Mr. Warden is Chairman of the Michigan Medicaid Funding Task Force, Vice Chairman of the Matthew Thorton Health Plan, and a member of the Association for Health Services Research and the Pew Health Professions Commission. He is past Chairman of the Board of Trustees of the National Committee for Quality Assurance. He was first elected a director of the Company in 1988.

        James M. Alland, Executive Vice President and Chief Operating Officer of the Company, is responsible for Strategic Business Development, Marketing and Sales. Most recently, Mr. Alland was Senior Vice President for Sales and Marketing. Prior to joining the Company in April 1993, he served in successive management positions with Enterprise Systems, Inc., serving as President from 1989 until he joined the Company.

        Susan P. Dowell, Executive Vice President and Chief Operating Officer of the Company, is responsible for Software Product Development, Implementation and Support Services, Information Management Services, and Human and Operations Resources. Most recently, Ms. Dowell was Senior Vice President responsible for software products development and operations. Previously, she was Vice President for the Clinical Data Systems business. She joined the Company in November 1986 and served successively as Senior Consultant and Product Manager. She first became an officer of the Company in 1987. Prior to joining the Company in November 1986, Ms. Dowell was Director of Patient Data Services at the University of Washington. Ms. Dowell is past President of the American Health Information Management Association (AHIMA).

Exhibit             Description
No.                 -----------
-------

   1                1996 Merger Agreement, dated November 20, 1995 among the
                    Company, the Subsidiaries and the MCS Companies
                    (incorporated by reference to Exhibit 2 to the Company's
                    Registration Statement No. 333-558 on Form S-4)

   2 Stockholders Voting Agreement dated January 25, 1996 by and among Richard C. Jelinek, William G. Brown, James M. Alland,
                    Susan P. Dowell, Jon E.M. Jacoby, Risa Lavizzo-Mourey,
                    Walter J. McNerney, Gail L. Warden, John Lingenfelter,
                    M.D., Henry Kaldenbaugh, M.D., Mrs. Geralde Curtis, James A.
                    Burns, Blaine Bergeson and Patrick A. Brennen (incorporated by reference to Exhibit 2 to the original Statement)

   3                Voting Agreement, dated October 10, 2000, among Parent,
                    Mr. Jelinek and certain other shareholders of the Company